FOR IMMEDIATE RELEASE           Contact: Guy T. Marcus
December 28, 1998                        Vice President-Investor Relations
                                         (214) 978-2691


                 HALLIBURTON ITEMS AFFECTING 1998 FOURTH QUARTER

         DALLAS, Texas -- Halliburton Company (NYSE:HAL) today announced that it plans to take a $35 million pretax ($24 million after tax or $ .05 per diluted share) special charge in the 1998 fourth quarter to provide for a reduction of an additional 2,750 employees from its Energy Services Group business segment. This employment reduction is in response to the business impact of low crude oil prices and oil company customers' plans to sharply reduce spending in 1999.

         A number of customers, for whom the company is working on projects in the North Sea, North Africa and Latin America, have been negatively impacted by the current low oil price market environment. As a result, these customers have restricted their capital spending and they have recently placed extraordinary pressure on the project claims resolution process and are now rejecting some of the company's claims for additional cost incurred by the company. This is in stark contrast to more favorable negotiating strategies employed by such customers only months ago which might have resulted in more equitable resolution to these types of claims. The same economic pressures have more dramatically impacted some of the company's joint venture partners and major subcontractors in several of these projects. Their inability to maintain their share of the contractual cost, schedule and financial obligations of such projects has placed additional financial burdens on the company. These pressures have become more acute in the 1998 fourth quarter and particularly affect contracts in the Brown & Root Energy Service business unit. Consequently, the company determined that

                                     -more-


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Halliburton Company                  page 2

in accordance with generally accepted accounting principles, it will provide $60 million pretax for project losses in the 1998 fourth quarter.

         Although the quarter has not yet been completed, after taking into account the personnel reduction special charges and recognizing costs relating to the project losses, Halliburton now expects to earn about $ .14 to $ .16 per diluted share in the 1998 fourth quarter.

         Halliburton Company, founded in 1919, is the world's largest provider of products and services to the petroleum and energy industries. The company serves its customers with a broad range of products and services through its Energy Services Group, Engineering and Construction Group, and Dresser Equipment Group business segments. In 1997 Halliburton conducted business with a workforce of approximately 100,000 in over 120 countries. The company's World Wide Web site can be accessed at http://www.halliburton.com.

         NOTE: In accordance with the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, Halliburton Company cautions that statements in this press release which are forward looking and which provide other than historical information, involve risks and uncertainties that may impact the company's actual results of operations. Please see Halliburton's Form 10-Q for the quarter ended September 30, 1998 for a more complete discussion of such risk factors.

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